EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Westamerica Bancorporation:
We consent to the use of our reports dated February 26, 2009, with respect to the consolidated balance sheets of Westamerica Bancorporation and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
San Francisco, California
March 12, 2009